UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                     SCHEDULE 13G

       Under the Securities Exchange Act of 1934

                  (Amendment No. 5)*


              ARI Network Services, Inc.
                   (Name of Issuer)

             Common Stock $.001 par value
            (Title of Class of Securities)

                      001930-10-6
                    (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  001930-10-6      13G      Page 2 of 10 Pages

       1   NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

       Quaestus Limited Partnership

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP *

                                            (a)  [   ]
       Not  Applicable                      (b)  [   ]

       3   SEC USE ONLY


       4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Wisconsin

                    5   SOLE VOTING POWER

NUMBER OF           55,834 shares of Common Stock
SHARES
BENEFICIALLY        6   SHARED VOTING POWER
OWNED BY
EACH                None
REPORTING
PERSON              7   SOLE DISPOSITIVE POWER
WITH
                    55,834 shares of Common Stock

                    8    SHARED DISPOSITIVE POWER

                    None

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       55,834 shares of Common Stock

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (9) EXCLUDES CERTAIN SHARES*

       Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW 9

       1.3%

       12  TYPE OF REPORTING PERSON*

       PN

         * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  001930-10-6     13G      Page 3 of 10 Pages

       1   NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

       Quaestus Management Corp.

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP *

                                           (a)  [   ]
       Not Applicable                      (b)  [   ]

       3   SEC USE ONLY


       4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Wisconsin

                    5  SOLE VOTING POWER

NUMBER OF           10,000 shares of Common Stock
SHARES
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY
EACH                None
REPORTING
PERSON              7  SOLE DISPOSITIVE POWER
WITH
                    10,000 shares of Common Stock

                    8  SHARED DISPOSITIVE POWER

                    None

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       10,000 shares of Common Stock

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (9) EXCLUDES CERTAIN SHARES*

       Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW 9

       0.2%

       12  TYPE OF REPORTING PERSON*

       CO

         * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  001930-10-6     13G     Page 4 of 10 Pages

       1   NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

       RPI Holdings, Inc.

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP *

                                            (a)  [   ]
       Not Applicable                       (b)  [   ]

       3   SEC USE ONLY

       4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Wisconsin

                   5  SOLE VOTING POWER

                   306,816 shares of Common Stock (includes 55,834 shares held indirectly through Quaestus Limited Partnership).
NUMBER OF
SHARES
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY
EACH                None
REPORTING
PERSON              7  SOLE DISPOSITIVE POWER
WITH
                    306,816 shares of Common Stock (includes 55,834 shares held indirectly through Quaestus Limited
                    Partnership).

                   8  SHARED DISPOSITIVE POWER

                   None

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       306,816 shares of Common Stock
       (includes 55,834 shares held indirectly
       through Quaestus Limited Partnership).

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (9) EXCLUDES CERTAIN SHARES*

       Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW 9

       7.3%

       12  TYPE OF REPORTING PERSON*

                   CO
         * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  001930-10-6    13G      Page 5 of 10 Pages

      1     NAME OF REPORTING PERSON SS. or I.R.S.
            IDENTIFICATION NO. OF ABOVE PERSON

      Richard W. Weening

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP *

                                           (a)  [   ]
      Not Applicable                       (b)  [   ]

      3   SEC USE ONLY

      4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Wisconsin

                   5  SOLE VOTING POWER

                   335,661 shares of Common Stock, including the
                   shares owned by RPI Holdings, Inc., Quaestus
NUMBER OF          Limited Partnership and Quaestus Management Corp.
SHARES
BENEFICIALLY
OWNED BY           6  SHARED VOTING POWER
EACH
REPORTING          125 shares of Common Stock, indirectly through
PERSON             Spouse.
WITH
                   7  SOLE DISPOSITIVE POWER

                   335,661 shares of Common Stock, including the shares owned by RPI Holdings, Inc., Quaestus Limited Partnership, and Quaestus Management Corp.

                   8  SHARED DISPOSITIVE POWER

                   125 shares of Common Stock, indirectly through Spouse.

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       335,786 shares of Common Stock,
       including the shares owned by RPI
       Holdings, Inc., Quaestus Limited
       Partnership, Quaestus Management
       Corp., and Spouse.

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (9) EXCLUDES CERTAIN SHARES*

       Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW 9

       8.0%

       12  TYPE OF REPORTING PERSON*

       IN

         * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  001930-10-6      13G       Page 6 of 10 Pages

Item 1(a).     Name of Issuer.

     ARI Network Services, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

     330 East Kilbourn Avenue
     Milwaukee, WI  53202

Item 2(a).     Name of Person Filling.

     (i)  QUAESTUS Limited Partnership ("QLP")
     (ii) QUAESTUS Management Corp. ("QMC")
     (iii)     RPI Holdings, Inc. ("RPI")
     (iv) Richard W. Weening ("RWW")

Item 2(b).     Address of Principal Business Office.

     (i)  QLP: 330 East Kilbourn Avenue
               Milwaukee, WI  53202
     (ii) QMC: 330 East Kilbourn Avenue
               Milwaukee, WI  53202
     (iii)RPI: 330 East Kilbourn Avenue
               Milwaukee, WI  53202
     (iv) RWW: 330 East Kilbourn Avenue
               Milwaukee, WI  53202

Item 2(c).     Citizenship.

     (i)  QLP: Wisconsin
     (ii) QMC: Delaware
     (iii)RPI: Wisconsin
     (iv) RWW: Wisconsin

Item 2(d).     Title and Class of Securities.

     Common Stock $.001 par value

Item 2(e).     CUSIP Number.

     001930 10 6

Item 3.        Identification.

     Not Applicable

CUSIP No.  001930-10-6    13G      Page 7 of 10 Pages

Item 4(a).     Amount Beneficially Owned.

               (i)  QLP: 55,834 shares of Common Stock,
               including a warrant to purchase 15,157
               shares of Common Stock.

               (ii) QMC: 10,000 shares of Common Stock.

               (iii) RPI: 306,816 shares of Common
               Stock, including 40,677 shares of Common
               Stock and a warrant to purchase 15,157
               shares of Common Stock held indirectly
               through QUAESTUS Limited Partnership.

               (iv) RWW: 335,786 shares of Common
               Stock, including warrants to purchase
               30,314 shares of Common Stock.  RWW's
               shares include 40,677 shares and a
               warrant owned by QUAESTUS Limited
               Partnership; 10,000 shares of Common
               Stock owned by QMC; 250,982 shares of
               Common Stock owned by RPI Holdings,
               Inc.; 125 shares of Common Stock owned
               by Spouse; 1,125 shares owned by Tenancy in Common with a third party; 2,563 shares owned individually; and a warrant to purchase 15,157 shares of Common
               Stock owned directly.

     QLP is a Wisconsin limited partnership. RPI, a Wisconsin corporation, is the managing general partner of QLP. RWW is the president and a shareholder of QMC and RPI.

Item 4(b).     Percent of Class.

     (i)  QLP: 1.3%
     (ii) QMC: 0.2%
     (ii) RPI: 7.3%
     (iii)RWW: 8.0%

Item 4(c).     Number of shares as to which each person has:

     A.   Sole power to vote or to direct the vote:

                         (i)  QLP: 55,834 shares of
                         Common Stock.

                         (ii) QMC: 10,000 shares of
                         Common Stock.

                         (iii)RPI: 306,816 shares
                         of Common Stock.

                         (iv) RWW: 335,661 shares of
                         Common Stock.

CUSIP No.  001930-10-6      13G      Page 8 of 10 Pages

               B.   Shared power to vote or to
                    direct the vote:

                         (i)  RWW: 125 shares of Common
                    Stock indirectly through Spouse.

               C.   Sole power to dispose or to
                    direct the disposition of:

                         (i)  QLP: 55,834 shares of
                         Common Stock.

                         (ii) QMC: 10,000 shares of
                         Common Stock.

                         (iii)RPI: 306,816 shares
                         of Common Stock.

                         (iv) RWW: 335,661 shares of
                         Common Stock.

               D.   Shared power to dispose or to
                    direct the disposition of:

                         (i)  RWW: 125 shares of Common
                    Stock indirectly through Spouse.

Item 5.     Ownership of Five Percent or  Less of a Class.

                    Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another.

                    None.

Item 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on By the Parent Holding Company.

                    None.

Item 8.     Identification and Classification of
            Members of the Group.

                    None.

CUSIP No.  001930-10-6     13G        Page 9 of 10 Pages

Item 9.     Notice of Dissolution of Group.

                    Not Applicable.

Item 10.     Certification.

                    Not Applicable.

CUSIP No.  001930-10-6     13G      Page 10 of 10 Pages


                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 17, 1998            QUAESTUS LIMITED PARTNERSHIP

                                   By: /s/ Richard W. Weening
                                      ---------------------------
                                      Richard W. Weening
                                      President, RPI Holdings, Inc.,
                                      the Managing General Partner



Dated:  February 17, 1998            QUAESTUS MANAGEMENT CORP.

                                   By: /s/ Richard W. Weening
                                       ---------------------------
                                       Richard W. Weening, President



Dated:  February 17, 1998             RPI HOLDINGS, INC.

                                   By: /s/ Richard W. Weening
                                       -----------------------------
                                       Richard W. Weening, President


Dated:  February 17, 1998
                                     /s/ Richard W. Weening
                                     --------------------------------
                                     Richard W. Weening